FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

MEETING

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, June 18, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced the following:

Pursuant to a resolution adopted by the Board of Directors on June 17, 2010, and in accordance with Articles 180, 181, 182 and others of the Mexican General Corporations Law and Article 35 of the Company’s by-laws, GAP invites the Company’s shareholders to a General Ordinary Shareholders’ Meeting and a General Extraordinary Shareholders’ Meeting at 12:00 pm and 12:30 pm, respectively, on July 22, 2010 at the following location: Salón Andrómeda of the Hotel Nikko at Campos Elíseos No. 204, Col. Polanco Chapultepec  in Mexico City, to discuss the following:

MEETING AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

I.-  Proposal to reduce the Company’s capital stock by up to Ps. 1,000,000,000.00 (ONE BILLION PESOS).

II.- Proposal to reform the Company’s by-laws.

MEETING AGENDA
GENERAL ORDINARY SHAREHOLDERS’ MEETING

I.-   Proposal to confirm the seven provisional independent board members named by the Board of Directors on June 2, 2010.

II.-  Proposal to designate the President of the Board of Directors of the Company,  in accordance with Article 16 of the Company’s by-laws.

III.- Proposal that Series B shareholders designate the member of the Board of Directors who will be on the Nominations and Compensation Committee, as described in Article 29 of the Company’s by- laws.

IV.- Proposal to designate the President of the Audit Committee.

For more information, visit: www.aeropuertosgap.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga Gargollo, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

V.- Proposal to approve the maximum amount to be used for the repurchase of shares of the Company or of credit instruments that represent these shares,  up to  Ps. 1,000 million (ONE MILLION PESOS) for the 12 month period beginning after July 22, 2010, in accordance with Article 56,  Section IV of  the Mexican Securities Market Law

VI.- Adoption of the resolutions deemed necessary or convenient in order to comply with the resolutions made in the above-mentioned items of this Meeting Agenda.

As per Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one or more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close three (3) business days prior to the date of this meeting, that is, July 16, 2010.

In order to attend the meeting, at the latest one business day prior to the meeting, (i) shareholders must deposit with the Company their stock certificates or shares or a receipt of deposit of shares issued by S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V. (“Indeval”) or by a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present the listing that contains the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue an admission card and/or the forms that shareholders may use to be represented at the Meeting under Article 49, Section III of the Mexican Securities Law.  In order to attend the meeting, shareholders must present either the admission card and/or the corresponding form.

Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, in exchange for the voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by an agent designated by an official letter signed before two witnesses or by any other form permitted by law.  However, agents representing by proxy shareholders whose shares are traded on an exchange will only be able to have their identity verified by executing the applicable forms provided by the Company.  These forms will be available to shareholders, including any stock market intermediaries, during the time period specified in Article 173 (one hundred and seventy three) of the Mexican General Corporations Law.

No more than 15 days prior to the Shareholders’ Meeting, shareholders as well as their legal representatives will have immediate and free access at the offices of the Secretary of the Company’s Board of Directors to information and documents related to each item on the meeting agenda of the Shareholders’ Meetings, as well as the forms outlining the scope of the proxy powers for shareholder representatives.

GAP informs its shareholders that the Secretary of the Company’s Board of Directors is Mr. Sergio Enrique Flores Ochoa.  His office is located at Av. Mariano Otero # 1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530; Tel: (52) 33 3880 1100 ext. 227 or 202.  His office in Mexico City is located at Juan Racine 112, 4th Floor, Col. Los Morales (Polanco), Delegacion Miguel Hidalgo, Mexico City, Mexico 11510; Tel: (52) 55 5580 1321, fax: 55 55 80 69 04; Email: sflores@aeropuertosgap.com.mx.

Additional information on the proposed agenda items for the Shareholders’ Meeting can be found on the Company’s web site at www.aeropuertosgap.com.mx

Lic. Sergio Enrique Flores Ochoa.
Secretary of the Board of Directors

Mexico City, June 18, 2010

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer
Date: June 21, 2010